Real Hits 15,000 Agents with Month of Record-Breaking Growth

TORONTO & NEW YORK - February 14, 2024 - The Real Brokerage Inc. (NASDAQ: REAX), the fastest-growing, publicly traded real estate brokerage, today announced that it has surpassed 15,000 agents, a milestone which follows a record-breaking wave of new agent growth in January.

"We launched Real with a vision to partner with agents to simplify one of life's most complicated transactions," said Real Chairman and CEO Tamir Poleg. "The programs we've developed and the platform we built provide significant value to this community, and what we offer is resonating with agents throughout the U.S. and Canada. Our rapid growth is a testament to our vision of doing what's right for both agents and the clients they serve."

In January more than 1,000 real estate professionals joined the company, a marked increase from the previous year.

"The culture, model and platform of Real come together to create a platform of possibilities for agents," said Real President Sharran Srivatsaa. "At Real, we are focused on creating infrastructure that allows for unique business models and, by combining it with a true 'work hard, be kind' culture, we've laid the groundwork for collaboration across networks and geographies like this industry has never seen."

Real welcomed several top producers last month from both cloud-based and traditional brokerages that helped the company surpass the 15,000-agent milestone:

● Flourish (formerly known as Umphress Group), led by Dave Umphress out of Colorado, brought 25 agents to Real. Their production last year was $121M.

● Premiere Group, led by David Keener across multiple states, brought 280 agents to Real. Their production last year was $100M+.

● The Watson Team, led by James Watson out of California, brought 10 agents to Real. Their production last year was $94M+.

● Klaus Team from Arizona, led by Kenny Klaus, brought 12 agents to Real. Their production last year was $89M.

● Matthew Kane and Brandon Cox brought Tidal Realty Partners, which generated $73M+ in annual sales. The pair brought 24 agents to Real.

● Quiet Waters Realty Group, led by Sean McDonnel from North Carolina, brought 11 agents to Real. Their production last year was $70M+.

● The Barrett Team, led by Faith Barrett from California, brought 7 agents to Real. Their production last year was $62M+.

● Collective Group, formerly known as Vivid Realty, is a California team that recently joined the Real family with 8 agents and $59M+ in production last year.

● Audra Heller & Associates, led by Audra Heller in Kansas and Missouri, brought 7 agents to Real. Their production last year was $28M.

● Bobbie Lane Real Estate Group, led by Bobbie Lane out of Kansas, brought 7 agents to Real. Their production last year was $20M.

● Real Elite Agency, led by Liz Sears in Utah, brought 4 agents and $20M in previous annual production to Real.

About Real

The Real Brokerage Inc. (NASDAQ: REAX) is a real estate experience company working to make life's most complex transaction simple. The fast-growing company combines essential real estate, mortgage and closing services with powerful technology to deliver a single seamless end-to-end consumer experience, guided by trusted agents. With a presence in all 50 states throughout the U.S. and Canada, Real supports more than 15,000 agents who use its digital brokerage platform and tight-knit professional community to power their own forward-thinking businesses.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as of the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, expectations regarding Real's ability to continue to attract agents.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Important factors that could cause such differences include, but are not limited to, slowdowns in real estate markets, economic and industry downturns and Real's ability to attract new agents and retain current agents. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Investor inquiries, please contact:

Ravi Jani

Vice President, Investor Relations and Financial Planning & Analysis

investors@therealbrokerage.com
908.280.2515

For media inquiries, please contact:

Elisabeth Warrick

Senior Director, Marketing, Communications & Brand

press@therealbrokerage.com

201.564.4221